UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

RPC, Inc.
(Name of Issuer)
Common Stock, $.10 Par Value
(Title of Class of Securities)
749660 10 6
(CUSIP Number)
Stephen D. Fox Arnall Golden Gregory LLP171 17th Street NW, Suite 2100 Atlanta, GA 30363 (404) 473-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2020 and October 19, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749660 10 6	Page 2 of 30

1	Name of Reporting Person Estate of R. Randall Rollins
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,068,606
8	Shared Voting Power 0
9	Sole Dispositive Power 1,068,606
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,068,606
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.5 percent
14	Type of Reporting Person IN

CUSIP No. 749660 10 6	Page 3 of 30

1	Name of Reporting Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 5,199,461
8	Shared Voting Power 136,351,919*
9	Sole Dispositive Power 5,199,461
10	Shared Dispositive Power 136,351,919*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 141,551,380*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 65.8 percent*
14	Type of Reporting Person IN

*
Includes the following shares of Company common stock: (a) 862,613 shares of the Company Common Stock held in a charitable trust of which he is a co-trustee and as to which he shares voting and investment power; (b) 84,675,913 shares held by LOR, Inc., a Georgia corporation, (Mr. Gary W. Rollins is an officer and director of LOR, Inc., and has a 50% voting interest in it.); (c) 11,292,525 shares held by RFT Investment Company, LLC (LOR, Inc. is the manager of RFT Investment Company, LLC); (d) 101,510 shares held by LOR Investment Company, LLC, a Georgia limited liability company, (LOR Investment Company, LLC is member managed, and LOR, Inc. holds a majority of all voting interests in LOR Investment Company, LLC) (e) 2,544,785 shares held by Rollins Holding Company, Inc., a Georgia corporation (Mr. Gary W. Rollins is an officer and director of Rollins Holding Company, Inc., and has a 50% voting interest in it.), (f) 15,677,030 shares held by RCTLOR, LLC, a Georgia limited liability company (LOR, Inc. is the managing member of RCTLOR, LLC), (g) 889,242 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; (h) 582,471 shares held by 1997 RRR Grandchildren’s Partnership, a Georgia general partnership, the partners of which are multiple trusts benefiting the grandchildren and more remote descendants of his brother, Mr. R. Randall Rollins (Mr. Gary W. Rollins is a trustee of each such trust), (i) 4,815,172 shares held by WNEG Investments, L.P., a Georgia limited partnership, (Mr. Gary Rollins is the sole member of the sole general partner of WNEG Investments, L.P.), (j) 17 shares held by RFPS Investments II,

CUSIP No. 749660 10 6	Page 4 of 30

L.P. (The general partner of RFPS Investments II, L.P. is LOR Investment Company, LLC); (k) 3,224,504 shares held by two revocable trusts established by Mr. Gary W. Rollins, as to each of which he is the sole trustee; (l) 10,279,139 shares held by seven trusts (the “Rollins Family Trusts”) for the benefit of the children and/or more remote descendants of his brother, Mr. R. Randall Rollins; (m) 335,422 shares held by the R. Randall Rollins 2012 Trust; and (n) 1,068,606 shares currently held by the Estate of R. Randall Rollins, which shares are expected to be transferred within sixty days to the R. Randall Rollins 2012 Trust (The trustee of each of the Rollins Family Trusts and the R. Randall Rollins 2012 Trust is a corporation over which Mr. Gary W. Rollins has the ability to assert control within sixty days). It is expected that the R. Randall Rollins 2012 Trust will distribute all of its Company shares within sixty days of receipt of shares from the Estate. Also includes 2,970 shares of Company Common Stock held by his wife. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 749660 10 6	Page 5 of 30

1	Name of Reporting Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 889,242
8	Shared Voting Power 0
9	Sole Dispositive Power 889,242
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 889,242
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.4 percent
14	Type of Reporting Person OO

CUSIP No. 749660 10 6	Page 6 of 30

1	Name of Reporting Person RFPS Investments II, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 17
8	Shared Voting Power 0
9	Sole Dispositive Power 17
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person PN

CUSIP No. 749660 10 6	Page 7 of 30

1	Name of Reporting Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 84,675,913
8	Shared Voting Power 27,960,324*
9	Sole Dispositive Power 84,675,913
10	Shared Dispositive Power 27,960,324*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 112,636,237*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 52.4 percent*
14	Type of Reporting Person CO

*
Includes the following shares of Company common stock: (a) 101,510 shares held by LOR Investment Company, LLC, a Georgia limited liability company, (LOR Investment Company, LLC is member managed, and LOR, Inc. holds a majority of all voting interests in LOR Investment Company, LLC); (b) 15,677,030 shares held by RCTLOR, LLC, a Georgia limited liability company, (LOR, Inc. is the managing member of RCTLOR, LLC); (c) 11,292,525 shares held by RFT Investment Company, LLC, of which LOR, Inc. is the manager; (d) 889,242 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc.; and (e) 17 shares held by RFPS Investments II, L.P. (The general partner of RFPS Investments II, L.P. is LOR Investment Company, LLC). The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 749660 10 6	Page 8 of 30

1	Name of Reporting Person LOR Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 101,510
8	Shared Voting Power 17*
9	Sole Dispositive Power 101,510
10	Shared Dispositive Power 17*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,527
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person OO

* Includes 17 shares held by RFPS Investments II, L.P. The general partner of RFPS Investments II, L.P. is LOR Investment Company, LLC.

CUSIP No. 749660 10 6	Page 9 of 30

1	Name of Reporting Person RFT Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 11,292,525
8	Shared Voting Power 0
9	Sole Dispositive Power 11,292,525
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,292,525
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 5.3 percent
14	Type of Reporting Person OO

CUSIP No. 749660 10 6	Page 10 of 30

1	Name of Reporting Person Rollins Holding Company, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 2,544,785
8	Shared Voting Power 0
9	Sole Dispositive Power 2,544,785
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,544,785
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.2 percent
14	Type of Reporting Person CO

CUSIP No. 749660 10 6	Page 11 of 30

1	Name of Reporting Person The R. Randall Rollins Voting Trust U/A dated August 25, 1994
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,171
8	Shared Voting Power 0
9	Sole Dispositive Power 1,171
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,171
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person OO

CUSIP No. 749660 10 6	Page 12 of 30

1	Name of Reporting Person The Gary W. Rollins Voting Trust U/A dated September 14, 1994
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,171
8	Shared Voting Power 0
9	Sole Dispositive Power 1,171
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,171
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person OO

CUSIP No. 749660 10 6	Page 13 of 30

1	Name of Reporting Person RCTLOR, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 15,677,030
8	Shared Voting Power 0
9	Sole Dispositive Power 15,677,030
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,677,030
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 7.3 percent
14	Type of Reporting Person OO

CUSIP No. 749660 10 6	Page 14 of 30

1	Name of Reporting Person 1997 RRR Grandchildren’s Partnership
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 582,471
8	Shared Voting Power 0
9	Sole Dispositive Power 582,471
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 582,471
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.3 percent
14	Type of Reporting Person PN

CUSIP No. 749660 10 6	Page 15 of 30

1	Name of Reporting Person 2007 GWR Grandchildren’s Partnership
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,045,989
8	Shared Voting Power 0
9	Sole Dispositive Power 1,045,989
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,045,989
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.5 percent
14	Type of Reporting Person PN

CUSIP No. 749660 10 6	Page 16 of 30

1	Name of Reporting Person The Gary W. Rollins Revocable Trust
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 3,223,333
8	Shared Voting Power 0
9	Sole Dispositive Power 3,223,333
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,223,333
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.5 percent
14	Type of Reporting Person OO

CUSIP No. 749660 10 6	Page 17 of 30

1	Name of Reporting Person WNEG Investments, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 4,815,172
8	Shared Voting Power 0
9	Sole Dispositive Power 4,815,172
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,815,172
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 2.2 percent
14	Type of Reporting Person PN

CUSIP No. 749660 10 6	Page 18 of 30

1	Name of Reporting Person The R. Randall Rollins 2012 Trust
2	Check the Appropriate Box if a Member of a Group	(a)☐ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 335,422
8	Shared Voting Power 1,068,606*
9	Sole Dispositive Power 335,422
10	Shared Dispositive Power 1,068,606*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,404,028*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.7 percent
14	Type of Reporting Person OO

* Includes 1,068,606 shares held by the Estate of R. Randall Rollins, which shares are expected to be transferred within sixty days to the R. Randall Rollins 2012 Trust. It is expected that the R. Randall Rollins 2012 Trust will distribute all of its Company shares within sixty days of receipt of shares from the Estate.

CUSIP No. 749660 10 6	Page 19 of 30

Item 1.
Security and Issuer

This Amendment No. 14 to Schedule 13D relates to the common stock, $0.10 par value per share (the “Common Stock”), of RPC, Inc., a Delaware corporation (the “Company”). The original Schedule 13D was filed on November 8, 1993, as amended by Amendment No. 1 filed on March 5, 1996, Amendment No. 2 filed on January 10, 2003, Amendment No. 3 filed on May 1, 2003, Amendment No. 4 filed on October 14, 2003, Amendment No. 5 filed on December 14, 2006, Amendment No. 6 filed on August 3, 2007, Amendment No. 7 filed on August 29, 2007, Amendment No. 8 filed on November 20, 2007, Amendment No. 9 filed on January 25, 2013, Amendment No. 10 filed on December 11, 2014, Amendment No. 11 filed on August 7, 2019, Amendment No. 12 filed on July 2, 2020, and Amendment No. 13 filed on August 21, 2020 (collectively, the “Schedule 13D, as amended”). The Schedule 13D, as amended, is incorporated by reference herein. The principal executive office of the Company is located at:

2801 Buford Highway NE, Suite 300
Atlanta, Georgia 30329

Item 2.
Identity and Background

1.
The Estate of R. Randall Rollins is a reporting person filing this statement. Its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)            None

2.
(a)            Gary W. Rollins is a reporting person filing this statement.

(b)
His principal business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)
His principal occupation is Chairman and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)            None.

(e)            None

(f)            United States.

3.
RFA Management Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a family office investment manager.

(d)            None.

(e)            None.

CUSIP No. 749660 10 6	Page 20 of 30

4.
RFPS Investments II, L.P. is a reporting person filing this statement. It is a Georgia limited partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)            None.

(e)            None.

5.
LOR, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)            None.

(e)            None.

6.
LOR Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)            None.

(e)            None.

7.
RFT Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)            None.

(e)            None.

8.
Rollins Holding Company, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)            None.

(e)            None.

9.
The R. Randall Rollins Voting Trust U/A dated August 25, 1994 (the “RRR Voting Trust”) is a reporting person filing this statement. RRR Voting Trust is a revocable trust established by R. Randall Rollins, the current beneficiary of which is his spouse. Amy R. Kreisler, Pamela R. Rollins, and Timothy C. Rollins are co-trustees of RRR Voting Trust. The principal business address of RRR Voting Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

CUSIP No. 749660 10 6	Page 21 of 30

(d)            None.

(e)            None.

10.
The Gary W. Rollins Voting Trust U/A dated September 14, 1994 (the “GWR Voting Trust”) is a reporting person filing this statement. GWR Voting Trust is a revocable trust established by and for the benefit of Gary W. Rollins. Gary W. Rollins is the sole trustee of GWR Voting Trust. The principal business address of GWR Voting Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)            None.

(e)            None.

11.
RCTLOR, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)            None.

(e)            None.

12.
1997 RRR Grandchildren’s Partnership is a reporting person filing this statement. It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)            None.

(e)            None.

13.
2007 GWR Grandchildren’s Partnership is a reporting person filing this statement. It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)            None.

(e)            None.

14.
The Gary W. Rollins Revocable Trust is a reporting person filing this statement. It is a revocable trust established by and for the benefit of Gary W. Rollins. Gary W. Rollins is the sole trustee of The Gary W. Rollins Revocable Trust. The principal business address of The Gary W. Rollins Revocable Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

CUSIP No. 749660 10 6	Page 22 of 30

15.
WNEG Investments, L.P. is a reporting person filing this statement. It is a Georgia limited partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)
None.

(e)
None.

16.
The R. Randall Rollins 2012 Trust is a reporting person filing this statement. It is a Georgia trust established by R. Randall Rollins for the benefit of certain of his family members and/or a charitable trust. The trustee of the R. Randall Rollins 2012 Trust is a corporation over which Mr. Gary W. Rollins has the ability to assert control within sixty days. The principal business address of The R. Randall Rollins 2012 Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

17.
WNEG Management Company, LLC is the general partner of WNEG Investments, L.P., which is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity, and Gary W. Rollins is its sole manager and member.

(d)
None.

(e)
None.

18.
(a)
Thomas Hamilton Claiborne is a director of LOR, Inc., which is a reporting person filing this statement.

(b)           His address is 15 Ellensview Ct., Richmond, VA 23226.

(c)
His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is Mary Oppenheimer Daughters Holdings Limited, 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.

(d)
None.

(e)
None.

(f)            United States.

19.
(a)
Amy R. Kreisler is a director of LOR, Inc., which is a reporting person filing this statement.

(b)            Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

CUSIP No. 749660 10 6	Page 23 of 30

(c)
Her principal occupation is Executive Director—The O. Wayne Rollins Foundation and The Ma-Ran Foundation (private charitable entities), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)            None.

(e)            None.

(f)            United States.

20.
(a)
Paul Morton is a director of LOR, Inc., which is a reporting person filing this statement.

(b)           His business address is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(c)
His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(d)            None.

(e)            None.

(f)            United States.

21.
(a)
Pamela R. Rollins is a director of LOR, Inc., which is a reporting person filing this statement.

(b)            Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
Her principal occupation is as Board member for Young Harris College, and Board member of National Monuments Foundation and the O. Wayne Rollins Foundation, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)            None.

(e)            None.

(f)            United States.

22.
(a)
Timothy C. Rollins is a director of LOR, Inc., which is a reporting person filing this statement.

(b)            1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
His principal occupation is Vice President of Rollins Investment Company (management services), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)            None.

CUSIP No. 749660 10 6	Page 24 of 30

(e)            None.

(f)            United States.

23.
Nine family trusts (the “1976 RRR Trusts”) are the general partners of 1997 RRR Grandchildren’s Partnership, which is a reporting person filing this statement. The 1976 RRR Trusts are irrevocable trusts established by R. Randall Rollins for the benefit of his grandchildren and more remote descendants. Gary W. Rollins is a trustee of the 1976 RRR Trusts and exercises de facto control over them. The principal business address of the 1976 RRR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)            None.

(e)            None.

24.
Four family trusts (the “1976 GWR Trusts”) are the general partners of 2007 GWR Grandchildren’s Partnership, which is a reporting person filing this statement. The 1976 GWR Trusts are irrevocable trusts established by Gary W. Rollins for the benefit of his grandchildren and more remote descendants. The principal business address of the 1976 GWR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)            None.

(e)            None.

25.
(a)
Donald P. Carson is a director and the Secretary and Treasurer of LOR, Inc., which is a reporting person filing this statement. He is also a director and the Secretary and Treasurer of Rollins Holding Company, Inc., which is a reporting person filing this statement.

(b)            His business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
His principal occupation is President, RFA Management Company, LLC, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)            None.

(e)            None.

(f)            United States.

Item 3.
Source and Amount of Funds or Other Consideration

See the Schedule 13D, as amended for historical information. On October 19, 2020, Mr. Gary Rollins ceased to be a trustee of the Ma-Ran Foundation, and as a result, ceased to beneficially own the 2,643,001 shares of Company common stock owned by it. In addition, on September 30, 2020, Mr. Gary W. Rollins declined to act as executor of the Estate of R. Randall Rollins, and as a result, would have ceased to beneficially own the 1,068,606 shares of Company common stock owned by that Estate; however, it is expected that these shares will be transferred by the Estate within sixty days to the R. Randall Rollins 2012 Trust (The trustee of the R. Randall Rollins 2012 Trust is a corporation over which Mr. Gary W. Rollins has the ability to assert control within sixty days. The corporation became the trustee of the R. Randall Rollins 2012 Trust upon the death of R. Randall Rollins). It is expected that the R. Randall Rollins 2012 Trust will distribute all of its Company shares within sixty days of the receipt of shares from the Estate. No consideration was or is expected to be paid or received in connection with any of these events.

CUSIP No. 749660 10 6	Page 25 of 30

Item 4.
Purpose of Transaction

See the Schedule 13D, as amended.

Item 5.
Interest in Securities of the Issuer

(a)-(b)
See the cover pages to this Amendment.

Mr. Thomas Claiborne does not beneficially own any shares of Company Common Stock.

Ms. Amy R. Kreisler beneficially owns 5,397,860 shares of Company Common Stock (2.5%), as to which she shares voting and dispositive power. She has sole voting and dispositive power with respect to 2,367,228 shares and shared voting and dispositive power with respect to 3,030,632 shares. These shares include 2,643,001 shares of Company Common Stock held in a charitable trust of which she is a co-trustee and the Executive Director. Also includes 387,631 shares held by the 2002 Amy R. Kreisler Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee. Excludes 1,561,261 shares of Company Common Stock held indirectly through two family limited partnerships of which Ms. Kreisler is a general partner.Also excludes 1,068,606 shares held by the Estate of R. Randall Rollins, as to which Ms. Kreisler is a co-executor.

Mr. Paul Morton beneficially owns 1,750 shares of Company Common Stock (0.0%) as to which shares he has sole voting and dispositive power.

Ms. Pamela R. Rollins beneficially owns 4,563,607 shares of Company Common Stock (2.1%). She has sole voting and dispositive power with respect to 1,532,975 shares, and shared voting and dispositive power with respect to 3,030,632 shares. These shares include 2,643,001 shares of Company Common Stock held in a charitable trust of which she is a co-trustee. Also includes 387,631 shares held by the 2002 Pamela R. Rollins Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee. Excludes 1,561,261 shares of Company Common Stock held indirectly through two family limited partnerships of which Ms. Rollins is a general partner. Also excludes 1,068,606 shares held by the Estate of R. Randall Rollins, as to which Ms. Rollins is a co-executor.

Mr. Timothy C. Rollins beneficially owns 4,065,890 shares of Company Common Stock (1.9%). He has sole voting and dispositive power with respect to 1,033,728 shares, and shared voting and dispositive power with respect to 3,032,162 shares. These shares include 2,643,001 shares of Company Common Stock held in a charitable trust of which he is a co-trustee. Also includes 1,530 shares of Company Common Stock held by his spouse. Also includes 387,631 shares held by the 2002 Timothy C. Rollins Trust, as to which he currently has the power to designate the members of the Investment Committee of the trustee. Excludes 1,561,261 shares of Company Common Stock held indirectly through two family limited partnerships of which Mr. Rollins is a general partner. Also excludes 1,068,606 shares held by the Estate of R. Randall Rollins, as to which Mr. Rollins is a co-executor.

The 1976 RRR Trusts beneficially own 582,471 shares of Company Common Stock (0.3%). They have sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 582,471 shares. These shares include 582,471 shares of Company Common Stock held by 1997 RRR Grandchildren’s Partnership.

The 1976 GWR Trusts beneficially own 1,045,989 shares of Company Common Stock (0.5%). They have sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 1,045,989 shares. These shares include 1,045,989 shares of Company Common Stock held by 2007 GWR Grandchildren’s Partnership.

CUSIP No. 749660 10 6	Page 26 of 30

WNEG Management Company, LLC beneficially owns 4,815,172 shares of Company Common Stock (2.2%). It has sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 4,815,172 shares. These shares include 4,815,172 shares of Company Common Stock held by WNEG Investments, L.P.

Mr. Donald P. Carson beneficially owns 862,613 shares of Company Common Stock (0.4%). He has sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 862,613 shares. These shares include 862,613 shares of Company Common Stock held in a charitable trust of which he is a co-trustee.

(c)            No transactions in Company common stock were effected by, or with respect to, the reporting persons and the other persons listed in Item 2 within 60 days of the date hereof.

(d)            None.

(e)            Because Mr. Gary W. Rollins declined to act as the executor of the Estate of Randall R. Rollins, the Estate is no longer a part of the group filing this Amendment and is not the beneficial owner of in excess of 5% of the Company’s common stock. In addition, upon the death of R. Randall Rollins, the R. Randall Rollins 2012 Trust ceased to be a part of the group filing this Amendment and is not the beneficial owner of in excess of 5% of the Company’s common stock.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the Schedule 13D, as amended, for historical information. Except as disclosed in the Schedule 13D, as amended, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.
Material to be Filed as Exhibits

(A)
Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

See the Schedule 13D, as amended, for historical information.

CUSIP No. 749660 10 6	Page 27 of 30

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

/s/ Gary W. Rollins
Date: December 9, 2020
GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of
RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of
RFA MANAGEMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Class A Member of
LOR Investment Company, LLC, in its capacity as General Partner of
RFPS INVESTMENTS II, L.P., and

As President of LOR, Inc., in its capacity as Class A Member of
LOR INVESTMENT COMPANY, LLC, and

As President of
ROLLINS HOLDING COMPANY, INC., and

As Trustee of
GARY W. ROLLINS VOTING TRUST U/A
DATED SEPTEMBER 14, 1994, and

As President of LOR, Inc., in its capacity as Manager of
RCTLOR, LLC, and

As President of
LOR, INC., and

As Co-Trustee of the 1976 RRR Trusts,
each in its capacity as a General Partner of
1997 RRR GRANDCHILDREN’S PARTNERSHIP, and

As Trustee of
GARY W. ROLLINS REVOCABLE TRUST, and

As Sole Manager and Member of
WNEG Management Company, LLC, in its
Capacity as General Partner of
WNEG INVESTMENTS, L.P., and

As President of Nevada Oversight, Inc.,
in its Capacity as Trustee of
R. RANDALL ROLLINS 2012 TRUST

CUSIP No. 749660 10 6	Page 28 of 30

R. RANDALL ROLLINS VOTING TRUST U/A
DATED AUGUST 25, 1994

  By: /s/ Amy R. Kreisler                                                                                                                             Date: December 9, 2020
         Amy R. Kreisler, trustee

2007 GWR GRANDCHILDREN’S PARTNERSHIP

    By: /s/ Donald P. Carson                                                                                                                         Date: December 9, 2020
         Donald P. Carson, as co-trustee of the
         1976 GWR Trusts, each a General Partner

ESTATE OF R. RANDALL ROLLINS

  By: /s/ Amy R. Kreisler                                                                                                                             Date: December 9, 2020
         Amy R. Kreisler, Co-Executor

EXHIBIT A

The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by RPC, Inc. is being filed on behalf of each of the undersigned.

/s/ Gary W. Rollins                                                                                                                                    Date: December 9, 2020
GARY W. ROLLINS, individually, and

As President of LOR, Inc., in its capacity as Manager of
RFT INVESTMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Manager of
RFA MANAGEMENT COMPANY, LLC, and

As President of LOR, Inc., in its capacity as Class A Member of
LOR Investment Company, LLC, in its capacity as General Partner of
RFPS INVESTMENTS II, L.P., and

As President of LOR, Inc., in its capacity as Class A Member of
LOR INVESTMENT COMPANY, LLC, and

As President of
ROLLINS HOLDING COMPANY, INC., and

As Trustee of
GARY W. ROLLINS VOTING TRUST U/A
DATED SEPTEMBER 14, 1994, and

As President of LOR, Inc., in its capacity as Manager of
RCTLOR, LLC, and

As President of
LOR, INC., and

As Co-Trustee of the 1976 RRR Trusts,
each in its capacity as a General Partner of
1997 RRR GRANDCHILDREN’S PARTNERSHIP, and

As Trustee of
GARY W. ROLLINS REVOCABLE TRUST, and

As Sole Manager and Member of
WNEG Management Company, LLC, in its
Capacity as General Partner of
WNEG INVESTMENTS, L.P., and

As President of Nevada Oversight, Inc.,
in its Capacity as Trustee of
R. RANDALL ROLLINS 2012 TRUST

R. RANDALL ROLLINS VOTING TRUST U/A
DATED AUGUST 25, 1994

  By: /s/ Amy R. Kreisler                                                                                                                             Date: December 9, 2020
         Amy R. Kreisler, trustee

2007 GWR GRANDCHILDREN’S PARTNERSHIP

    By: /s/ Donald P. Carson                                                                                                                         Date: December 9, 2020
         Donald P. Carson, as co-trustee of the
         1976 GWR Trusts, each a General Partner

ESTATE OF R. RANDALL ROLLINS

  By: /s/ Amy R. Kreisler                                                                                                                             Date: December 9, 2020
         Amy R. Kreisler, Co-Executor